UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2012

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principle executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

TEEKAY TANKERS LTD.

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2012

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	$	$	$	$
	(note 1, 3)	(note 1, 3)	(note 1, 3)	(note 1, 3)
REVENUES
Time charter revenues (note 9a)	32,032	38,771	67,669	77,605
Net pool revenues from affiliates (note 9a)	16,136	15,695	32,449	30,959
Interest income from investment in term loans	2,872	2,850	5,734	5,607

Total revenues	51,040	57,316	105,852	114,171

OPERATING EXPENSES
Voyage expenses (note 9a)	107	670	1,429	1,492
Vessel operating expenses (note 9a)	20,922	21,336	42,071	40,925
Time-charter hire expenses (note 9a)	644	—	2,305	—
Depreciation and amortization	18,047	18,782	36,038	37,526
General and administrative (note 9a)	4,402	3,910	7,812	9,382

Total operating expenses	44,122	44,698	89,655	89,325

Income from operations	6,918	12,618	16,197	24,846

OTHER ITEMS
Interest expense (note 9a)	(6,654)	(11,795)	(14,215)	(24,792)
Interest income	11	16	21	46
Realized and unrealized loss on derivative instruments (note 5)	(3,895)	(10,857)	(4,974)	(11,275)
Other expenses	(703)	(312)	(979)	(372)

Total other items	(11,241)	(22,948)	(20,147)	(36,393)

Net loss	(4,323)	(10,330)	(3,950)	(11,547)
Add: Net loss attributable to the Dropdown Predecessor	5,398	11,772	9,163	20,080

Net income available for common stockholders	1,075	1,442	5,213	8,533

Per common share amounts:
Earnings per share (note 10)
Basic and diluted	0.01	0.02	0.07	0.14
Cash dividends declared	0.11	0.25	0.27	0.47

Weighted-average number of Class A and Class B common shares outstanding
Basic and diluted (note 10)	79,911,673	61,876,746	75,443,659	59,645,971

Related party transactions (note 9)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	June 30, 2012	December 31, 2011
	$	$
	(note 1)	(note 1, 3)
ASSETS
Current
Cash and cash equivalents	18,554	18,566
Pool receivables from affiliates, net (note 9c)	12,809	4,360
Accounts receivable	1,212	2,185
Interest receivable on investment in term loans	1,754	1,754
Due from affiliates (note 9c)	20,702	166,346
Prepaid expenses	6,776	6,259
Other current assets	—	308

Total current assets	61,807	199,778

Vessels and equipment
At cost, less accumulated depreciation of $427.4 million (2011 - $391.6 million)	1,275,672	1,310,496
Investment in term loans	117,347	116,844
Investment in joint ventures (note 4)	3,148	114
Loan to joint venture (note 4)	9,830	9,830
Other non-current assets	3,912	4,407

Total assets	1,471,716	1,641,469

LIABILITIES AND EQUITY
Current
Accounts payable	3,185	4,364
Accrued liabilities	9,734	14,527
Current portion of long-term debt (note 6)	25,246	26,268
Current portion of derivative instruments (note 5)	6,926	6,652
Deferred revenue	3,639	3,709
Due to affiliates (note 9c)	10,070	91,200
Other current liabilities	—	115

Total current liabilities	58,800	146,835

Long-term debt (note 6)	700,853	882,462
Derivative instruments (note 5)	28,543	28,559
Other long-term liabilities	4,010	5,449

Total liabilities	792,206	1,063,305

Commitments and contingencies (note 4 and 5)

Equity
Common stock and additional paid-in capital (300 million shares authorized, 49.4 million Class A and 12.5 million Class B shares issued and outstanding as of June 30, 2012 and 39.5 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2011) (note 8)	672,573	588,441
Dropdown predecessor equity (note 3)	—	88,793
Retained earnings / (accumulated deficit)	6,937	(99,070)

Total equity	679,510	578,164

Total liabilities and equity	1,471,716	1,641,469

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Months Ended	Six Months Ended
	June 30, 2012	June 30, 2011
	$	$
	(note 1, 3)	(note 1, 3)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net loss	(3,950)	(11,547)
Non-cash items:
Depreciation and amortization	36,038	37,526
Unrealized loss (gain) on derivative instruments	259	(22,622)
Other	592	475
Change in non-cash working capital items related to operating activities	(24,539)	(3,139)

Net operating cash flow	8,400	693

FINANCING ACTIVITIES
Proceeds from long-term debt	5,000	15,000
Repayments of long-term debt	(900)	(900)
Prepayment of long-term debt	(55,000)	(118,328)
Proceeds from long-term debt of Dropdown Predecessor	2,312	97,480
Repayment from long-term debt of Dropdown Predecessor	(10,372)	—
Prepayment from long-term debt of Dropdown Predecessor	(15,000)	(9,283)
Acquisition of 13 vessels from Teekay Corporation	(1,078)	—
Due to / from affiliates	16,913	(107,191)
Equity contribution from Teekay Corporation (note 3)	9,728	49,828
Proceeds from issuance of Class A common stock	69,000	112,054
Shares issuance costs	(3,217)	(4,902)
Cash dividends paid	(21,364)	(29,082)

Net financing cash flow	(3,978)	4,676

INVESTING ACTIVITIES
Expenditures for vessels and equipment (note 4)	(1,399)	(2,027)
Investment in joint venture	(3,035)	—

Net investing cash flow	(4,434)	(2,027)

(Decrease) increase in cash and cash equivalents	(12)	3,342
Cash and cash equivalents, beginning of the period	18,566	14,889

Cash and cash equivalents, end of the period	18,554	18,231

Supplemental cash flow information (note 3).

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of U.S. dollars, except share amounts)

	STOCKHOLDERS’ EQUITY
	Common Stock and Additional Paid-in Capital
	Owner’s
	Equity (Dropdown Predecessor) $	Thousands of Common Shares	Class A	Class B	Retained Earnings / (Accumulated Deficit)	Total
	(notes 1, 3)	#	$	$	$	$
Balance as at December 31, 2011	88,793	61,877	588,316	125	(99,070)	578,164

Net income	(9,163)				5,213	(3,950)
Net change in parent’s equity in Dropdown Predecessor	70,404					70,404
Proceeds from public offering of Class A common shares, net of offering costs of $3.3 million(note 8)	—	17,250	65,784		—	65,784
Acquisition of interest in 13 vessels from Teekay Corporation	(150,034)	4,464	18,348		122,158	(9,528)
Dividends declared to Teekay Corporation					(4,350)	(4,350)
Dividends declared to other parties					(17,014)	(17,014)

Balance as at June 30, 2012	—	83,591	672,448	125	6,937	679,510

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1. Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd. and its wholly owned subsidiaries (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2011. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

2. Adoption of New Accounting Pronouncements

In January 2012, the Financial Accounting Standards Board (or FASB) issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

3. Acquisitions

During June 2012, the Company acquired from Teekay Corporation (or Teekay) seven conventional oil tankers and six product tankers and related time-charter contracts, and an interest rate swap, for an aggregate price of approximately $454.2 million, including the assumption of outstanding debt of approximately $428.1 million (or the “2012 Acquired Business”). Ten of the vessels were acquired on June 15, 2012 and the remaining three were acquired on June 26, 2012. As consideration for this acquisition, the Company issued to Teekay $25 million in new Class A common shares at a price of $5.60 per share and made a cash payment of $1.1 million to Teekay. In addition, in the third quarter of 2012, the Company reimbursed Teekay for $8.4 million of working capital it assumed from Teekay in connection with the 2012 Acquired Business. Teekay has granted the Company a right of first refusal on any conventional tanker opportunities developed by Teekay for a period of three years from the closing date of the acquisition.

Immediately preceding the acquisition of the 2012 Acquired Business, a net amount due from Teekay of $50.4 million was settled by a return of capital to Teekay. In addition, debt facilities, with an aggregate outstanding balance of $109.6 million on June 15, 2012, were retained by Teekay and have been reflected in these financial statements as a non-cash debt extinguishment through a return of capital on June 15, 2012.

The Company has accounted for the acquisition of interests in vessels from Teekay as a transfer of a business between entities under common control. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet by the Company over Teekay’s historical cost is accounted for as an equity distribution to Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under the common control of Teekay and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay and had begun operations.

The Company’s consolidated financial statements include the financial position, results of operations and cash flows of the acquired business. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the acquired vessels. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the acquired business’ proportionate share of Teekay’s total ship-operating (calendar) days for the period presented during which the vessels were owned by Teekay. In addition, the acquired business was capitalized in part with non-interest bearing loans or equity from Teekay and its subsidiaries. These intercompany loans and equity were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the acquired business from Teekay and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and equity and the weighted-average interest rate outstanding on Teekay’s loan facilities that were used to finance these intercompany loans and equity. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the acquired business.

The acquisition of the 2012 Acquired Business was accounted for as reorganization between entities under common control. As a result, the Company’s consolidated financial statements reflect the 2012 Acquired Business as if the Company had acquired the 2012 Acquired Business when the 13 vessels began their respective operations under the ownership of Teekay. All of these vessels began operations prior to the periods covered by these consolidated financial statements and consequently are reflected in all periods presented. The effect of adjusting the Company’s financial statements to account for the 2012 Acquired Business is reflected in the following tables:

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Teekay Tankers Ltd. Condensed Combined Statement of (Loss) Income
	Three Months Ended June 30, 2012			Three Months Ended June 30, 2011
	Historical Teekay Tankers $	2012 Acquired Business $	Total $	Historical Teekay Tankers $	2012 Acquired Business $	Total $
REVENUES
Time charter revenues	16,643	15,389	32,032	18,423	20,348	38,771
Net pool revenues	12,234	3,902	16,136	10,154	5,541	15,695
Interest income from investment in term loans	2,872	—	2,872	2,850	—	2,850

Total revenues	31,749	19,291	51,040	31,427	25,889	57,316

OPERATING EXPENSES
Voyage expenses	401	(294)	107	549	121	670
Vessel operating expenses	12,097	8,825	20,922	10,852	10,484	21,336
Time-charter hire expense	644	—	644	—	—	—
Depreciation and amortization	11,803	6,244	18,047	10,793	7,989	18,782
General and administrative	3,160	1,242	4,402	2,131	1,779	3,910

Total operating expenses	28,105	16,017	44,122	24,325	20,373	44,698

Income from operations	3,644	3,274	6,918	7,102	5,516	12,618

OTHER ITEMS
Interest expense	(1,319)	(5,335)	(6,654)	(1,041)	(10,754)	(11,795)
Interest income	11	—	11	11	5	16
Realized and unrealized loss on derivative instruments	(665)	(3,230)	(3,895)	(4,387)	(6,470)	(10,857)
Other expenses	(596)	(107)	(703)	(243)	(69)	(312)

Total other items	(2,569)	(8,672)	(11,241)	(5,660)	(17,288)	(22,948)

Net income (loss)	1,075	(5,398)	(4,323)	1,442	(11,772)	(10,330)

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Teekay Tankers Ltd. Condensed Combined Statement of (Loss) Income
	Six Months Ended June 30, 2012			Six Months Ended June 30, 2011
	Historical Teekay Tankers $	2012 Acquired Business $	Total $	Historical Teekay Tankers $	2012 Acquired Business $	Total $
REVENUES
Time charter revenues	34,152	33,517	67,669	37,548	40,057	77,605
Net pool revenues	23,738	8,711	32,449	20,016	10,943	30,959
Interest income from investment in term loans	5,734	—	5,734	5,607	—	5,607

Total revenues	63,624	42,228	105,852	63,171	51,000	114,171

OPERATING EXPENSES
Voyage expenses	1,180	249	1,429	1,159	333	1,492
Vessel operating expenses	22,667	19,404	42,071	20,454	20,471	40,925
Time-charter hire expense	2,305	—	2,305	—	—	—
Depreciation and amortization	22,541	13,497	36,038	21,577	15,949	37,526
General and administrative	5,246	2,566	7,812	4,800	4,582	9,382

Total operating expenses	53,939	35,716	89,655	47,990	41,335	89,325

Income from operations	9,685	6,512	16,197	15,181	9,665	24,846

OTHER ITEMS
Interest expense	(2,557)	(11,658)	(14,215)	(2,216)	(22,576)	(24,792)
Interest income	19	2	21	40	6	46
Realized and unrealized loss on derivative instruments	(1,003)	(3,971)	(4,974)	(3,934)	(7,341)	(11,275)
Other expenses	(931)	(48)	(979)	(538)	166	(372)

Total other items	(4,472)	(15,675)	(20,147)	(6,648)	(29,745)	(36,393)

Net income (loss)	5,213	(9,163)	(3,950)	8,533	(20,080)	(11,547)

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Teekay Tankers Ltd.
	Condensed Combined Balance Sheet
	As at December 31, 2011
	Historical Teekay Tankers	2012 Acquired Business	Total
	$	$	$
ASSETS
Current
Cash and cash equivalents	15,859	2,707	18,566
Pool receivables from affiliates, net	2,664	1,696	4,360
Accounts receivable	157	2,028	2,185
Interest receivable on investment in term loans	1,754	—	1,754
Due from affiliates	12,610	153,736	166,346
Prepaid expenses	3,395	2,864	6,259
Other current assets	308	—	308

Total current assets	36,747	163,031	199,778

Vessels and equipment at cost, less accumulated depreciation	716,567	593,929	1,310,496
Investment in term loans	116,844	—	116,844
Investment in joint venture	114	—	114
Loan to joint venture	9,830	—	9,830
Other non-current assets	1,824	2,583	4,407

Total assets	881,926	759,543	1,641,469

LIABILITIES AND EQUITY
Current
Accounts payable	1,935	2,429	4,364
Accrued liabilities	7,423	7,104	14,527
Current portion of long-term debt	1,800	24,468	26,268
Current portion of derivative instruments	4,027	2,625	6,652
Deferred revenue	1,777	1,932	3,709
Due to affiliates	4,999	86,201	91,200
Other current liabilities	115	—	115

Total current liabilities	22,076	124,759	146,835

Long-term debt	347,100	535,362	882,462
Derivative instruments	20,151	8,408	28,559
Other long-term liabilities	3,228	2,221	5,449

Total liabilities	392,555	670,750	1,063,305

Commitments and contingencies (note 4 and 5)

Equity
Common stock and additional paid-in capital	588,441	206,935	795,376
Dropdown Predecessor equity	(99,070)	(118,142)	(217,212)

Total equity	489,371	88,793	578,164

Total liabilities and equity	881,926	759,543	1,641,469

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Teekay Tankers Ltd.
	Condensed Combined Statement of Cash Flows
	Six Months Ended June 30, 2012			Six Months Ended June 30, 2011
	Historical Teekay Tankers	2012 Acquired Business	Total	Historical Teekay Tankers	2012 Acquired Business	Total
	$	$	$	$	$	$
Cash and cash equivalents provided by (used for):
OPERATING ACTIVITIES
Net income (loss)	5,213	(9,163)	(3,950)	8,533	(20,080)	(11,547)
Depreciation and amortization	22,541	13,497	36,038	21,577	15,949	37,526
Unrealized loss (gain) on derivative instruments	(1,929)	2,188	259	895	(23,517)	(22,622)
Other	320	272	592	200	275	475
Change in non-cash working capital items related to operating activities	(15,151)	(9,388)	(24,539)	305	(3,444)	(3,139)

Net operating cash flow	10,994	(2,594)	8,400	31,510	(30,817)	693

FINANCING ACTIVITIES
Proceeds from long-term debt	5,000	—	5,000	15,000	—	15,000
Repayments of long-term debt	(900)	—	(900)	(900)	—	(900)
Prepayment of long-term debt	(55,000)	—	(55,000)	(118,328)	—	(118,328)
Proceeds from long-term debt of Dropdown Predecessor	—	2,312	2,312	—	97,480	97,480
Repayment from long-term debt of Dropdown Predecessor	—	(10,372)	(10,372)	—	—	—
Prepayment from long-term debt of Dropdown Predecessor	—	(15,000)	(15,000)	—	(9,283)	(9,283)
Acquisition of 13 vessels from Teekay Corporation	(1,078)	—	(1,078)	—	—	—
Due to / from affiliates	—	16,913	16,913	—	(107,191)	(107,191)
Equity contribution from Teekay Corporation	—	9,728	9,728	—	49,828	49,828
Proceeds from issuance of Class A common stock	69,000	—	69,000	112,054	—	112,054
Shares issuance costs	(3,217)	—	(3,217)	(4,902)	—	(4,902)
Cash dividends paid	(21,364)	—	(21,364)	(29,082)	—	(29,082)

Net financing cash flow	(7,559)	3,581	(3,978)	(26,158)	30,834	4,676

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(1,070)	(329)	(1,399)	(1,236)	(791)	(2,027)
Investment in joint venture	(3,035)	—	(3,035)	—	—	—

Net investing cash flow	(4,105)	(329)	(4,434)	(1,236)	(791)	(2,027)

(Decrease) increase in cash and cash equivalents	(670)	658	(12)	4,116	(774)	3,342
Cash and cash equivalents, beginning of the period	15,859	2,707	18,566	12,450	2,439	14,889

Cash and cash equivalents, end of the period	15,189	3,365	18,554	16,566	1,665	18,231

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

4. Joint Venture

In September 2010, the Company entered into a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), to have a Very Large Crude Carrier (or VLCC) newbuilding constructed, managed and chartered to third parties. The Company has a 50% economic interest in the joint venture, which is jointly controlled by the Company and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which the Company’s 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to be delivered during the second quarter of 2013. An unrelated party has agreed to time-charter the vessel following its delivery for a term of five years at a fixed daily rate and an additional amount if the daily rate of any sub-charter earned by the unrelated party exceeds a certain threshold.

As at June 30, 2012, the remaining payments required to be made under the VLCC newbuilding contract, including Wah Kwong’s 50% share, were $39.2 million in 2012 and $34.3 million in 2013. As of June 30, 2012, the joint venture had signed an agreement with a financial institution for a loan of $68.6 million. The loan is secured by a first-priority statutory mortgage on the VLCC and guaranteed by both the Company and Wah Kwong. As a result, the Company’s exposure to this loan is limited to its 50% guarantee of the loan which is repayable in 32 quarterly installments of $1.4 million each commencing three months after the initial post-delivery drawdown date and a balloon payment of $22.6 million at its maturity. The loan had yet to be drawn upon as at June 30, 2012. In addition, the Company and Wah Kwong have each agreed to finance 50% of the costs to acquire the VLCC that are not financed with commercial bank financing. As at June 30, 2012, the Company had advanced $9.8 million to the joint venture in the form of a non-interest bearing and unsecured loan and invested an additional $3.0 million to the joint venture which represents the Company’s 50% portion of the payments required to the shipyard during the construction stage.

5. Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

Realized and unrealized gains (losses) relating to the Company’s interest rate swaps have been reported in realized and unrealized loss on non-designated derivative instruments in the consolidated statements of loss. During the three and six months ended June 30, 2012, the Company recognized realized losses of $2.4 million and $4.8 million, respectively, and unrealized losses of $1.5 million and $0.2 million, respectively, relating to its interest rate swaps. During the three and six months ended June 30, 2011, the Company recognized realized losses of $2.6 million and $33.9 million, respectively, and an unrealized loss of $8.3 million and an unrealized gain of $22.6 million, respectively, relating to its interest rate swaps. A substantial majority of the realized loss and unrealized gain during the six months ended June 30, 2011 was due to amendments to the fixed interest rate of an interest rate swap that was acquired as part of the Dropdown Predecessor.

The following summarizes the Company’s derivative positions as at June 30, 2012:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	200,000	(13,146)	4.3	2.61
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	100,000	(21,994)	5.3	5.55
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	70,000	(12)	0.1	0.85
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	45,000	(317)	1.0	1.19

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of June 30, 2012 ranged from 0.3% to 1.0%

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

6. Long-Term Debt

	June 30, 2012	December 31, 2011
	$	$
Revolving Credit Facilities due through 2018	537,912	339,000
Term Loans due through 2021	188,187	9,900
Long-term debt of Dropdown Predecessor (note 3)	—	559,830

	726,099	908,730
Less current portion	(25,246)	(26,268)

	700,853	882,462

As of June 30, 2012, the Company had three revolving credit facilities (or the Revolvers) available, which, as at such date provided for aggregate borrowings of up to $905.4 million, of which $367.5 million was undrawn. Interest payments are based on LIBOR plus margins, which at June 30, 2012, ranged between 0.45% and 0.60% (December 31, 2011: 0.5% and 0.6%). The total amount available under the Revolvers reduces by $49.0 million (remainder of 2012), $97.9 million (2013), $97.9 million (2014), $124.8 million (2015), $93.1 million (2016) and $442.7 million thereafter. The Revolvers are collateralized by 22 of the Company’s vessels, together with other related security. One of the revolvers requires that the Company’s subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding balance for the facility period. In addition, one of the revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total debt. The remaining two revolvers are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at June 30, 2012, the Company and Teekay were in compliance with all its covenants on the Revolvers.

As at June 30, 2012, the Company had three term loans outstanding, which totaled $188.2 million (December 31, 2011—$9.9 million). Interest payments on the term loans are based on a combination of fixed and variable rates where fixed rates range from 4.06% to 4.9% and variable rates are based on LIBOR plus a margin. At June 30, 2012 the margins ranged from 0.30% to 1.0%. The term loan repayments are made in quarterly or semi-annual payments and two of the term loans have balloon or bullet repayments due at maturity in 2019 and 2021. The term loans are collateralized by first-priority mortgages on six of the Company’s vessels, together with certain other related security. Two of the term loans require that the Company’s subsidiaries maintain a minimum hull coverage ratio of 115% of the total outstanding balance for the facility period. The term loans are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at June 30, 2012, the Company and Teekay were in compliance with all its covenants on its term loans.

As at December 31, 2011, the Dropdown Predecessor had $559.8 million of long-term debt. Revolving credit facilities and term loans, with an aggregate outstanding balance of $451.2 million on December 31, 2011, were assumed by the Company on the dates of the respective dropdowns of the 13 vessels as part of the 2012 Acquired Business. The remaining facilities, with an aggregate outstanding balance of $108.7 million on December 31, 2011, were retained by Teekay and have been reflected in these financial statements as a debt extinguishment through a return of capital.

The weighted-average effective interest rate on the Company’s long-term debt as at June 30, 2012 was 1.38% (December 31, 2011 – 1.30%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see Note 5).

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to June 30, 2012 are $12.6 million (remaining 2012), $25.2 million (2013), $25.2 million (2014), $52.1million (2015), $71.6 million (2016) and $539.4 million (thereafter).

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

7. Financial Instruments

a) Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 12 to the Company’s audited consolidated financial statements filed with its Annual Report on the Form 20-F for the year ended December 31, 2011. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

		June 30, 2012		December 31, 2011
	Fair Value Hierarchy	Carrying Amount Asset / (Liability)	Fair Value Asset / (Liability)	Carrying Amount Asset / (Liability)	Fair Value Asset / (Liability)
	Level	$	$	$	$
Recurring:
Cash and cash equivalents	Level 1	18,554	18,554	18,566	18,566
Derivative instruments
Interest rate swap agreements	Level 2	(35,469)	(35,469)	(35,211)	(35,211)

Other:
Investment in term loans and interest receivable	Level 3	119,101	118,437	118,598	120,222
Loan to joint venture	(1)	9,830	(1)	9,830	(1)
Long-term debt, including current portion	Level 2	(726,099)	(633,536)	(908,730)	(811,619)

(1)	The fair value of the Company’s loan to joint venture as at June 30, 2012 and December 31, 2011 was not determinable given the amounts are non-current with no fixed repayment terms (see Note 4).

b) Financing Receivables

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			June 30, 2012	December 31, 2011
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$
Investment in term loans and interest receivable	Collateral	Performing	119,101	118,598
Loan to joint venture	Other internal metrics	Performing	9,830	9,830

			128,931	128,428

8. Capital Stock

In February 2012, the Company completed a public offering of 17.3 million shares of its Class A common stock (including 2.3 million common shares issued upon the full exercise of the underwriter’s over-allotment option) at a price of $4.00 per share, for gross proceeds of $69.0 million. The Company used a portion of the net offering proceeds of $65.8 million to repay $55.0 million of its outstanding debt under one of its revolving credit facilities and the balance for general corporate purposes (see Note 6).

In May 2012, 82,573 Class A common shares totaling $0.4 million were granted to non-management directors as part such directors’ annual compensation for 2012.

On June 15, 2012, the Company issued 4.5 million shares of its Class A common stock to Teekay as partial consideration for the 2012 Acquired Business.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

9. Related Party Transactions

a.	Teekay and its wholly owned subsidiary and the Company’s manager, Teekay Tankers Management Services Ltd. (the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed in whole or in part by subsidiaries of Teekay (collectively the Pool Managers). For additional information about these arrangements, please read “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions – Pooling Arrangements” in our Annual Report on From 20-F for the year ended December 31, 2011. Amounts paid by the Company for such related party transactions for the periods indicated were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	$	$	$	$
Time charter revenues (i)	3,671	—	7,342	—
Pool management fees and commissions (ii)	801	539	1,647	1,280
Commercial management fees (iii)	204	229	421	1,026
Vessel operating expenses—crew training	522	540	1,102	969
Vessel operating expenses—crewing and manning (iv)	11,973	12,671	24,333	24,551
General and administrative (v)	1,879	1,589	3,583	3,162
General and administrative—Dropdown Predecessor	1,697	1,078	2,958	2,216

(i)	The Company chartered-out the Pinnacle Spirit and Summit Spirt to Teekay under fixed-rate time-charter contracts, which expire in 2014.
(ii)	The Company’s share of the Pool Manager’s fees that are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of loss.
(iii)	The Manager’s commercial management fees for vessels on time-charter contracts, which are reflected in voyage expenses on the Company’s consolidated statements of loss.
(iv)	Reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels.
(v)	The Manager’s technical, strategic and administrative service fees.

b.	During June 2012, the Company acquired from Teekay seven conventional oil tankers and six product tankers and related time-charter contracts, and an interest rate swap, for an aggregate price of approximately $454.2 million, including the assumption of outstanding debt of approximately $428.1 million (or the “2012 Acquired Business”). Ten of the vessels were acquired on June 15, 2012 and the remaining three were acquired on June 26, 2012. As consideration for this acquisition, the Company issued to Teekay $25 million in new Class A common shares at a price of $5.60 per share and made a cash payment of $1.1 million to Teekay. In addition, in the third quarter of 2012, the Company reimbursed Teekay for $8.4 million of working capital it assumed from Teekay in connection with the 2012 Acquired Business. Teekay has granted the Company a right of first refusal on any conventional tanker opportunities developed by Teekay for a period of three years from the closing date of the acquisition of the 2012 Acquired Business.

c.	The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $3.6 million and $4.5 million was payable to the Manager as at each of June 30, 2012 and December 31, 2011, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in due to affiliates on the consolidated balance sheets. The amounts owing from the Pool Managers, which are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. In addition, the Company had advanced $17.3 million and $5.4 million as at June 30, 2012 and December 31, 2011, respectively, to the Pool Managers for working capital purposes. These amounts, which are reflected in the consolidated balance sheets in due from affiliates, are without interest or stated terms of repayment.

10. Earnings Per Share

The net income available for common stockholders and earnings per common share are presented in the table below.

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	$	$	$	$
Net loss	(4,323)	(10,330)	(3,950)	(11,547)
Add: Net loss attributable to the Dropdown Predecessor	5,398	11,772	9,163	20,080

Net income available for common stockholders	1,075	1,442	5,213	8,533

Weighted-average number of common shares	79,911,673	61,876,746	75,443,659	59,645,971

Common shares and common share equivalents outstanding at the end of period	83,591,030	61,876,746	83,591,030	61,876,744

Earnings per common share:
- Basic and diluted	$0.01	$0.02	$0.07	$0.14

TEEKAY TANKERS LTD.

JUNE 30, 2012

PART I – FINANCIAL INFORMATION

ITEM 2—MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2011.

General

Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Fifteen of our vessels operate under fixed-rate time-charter contracts and thirteen of our vessels operate in the spot market in pooling arrangements, which are managed in whole or in part by subsidiaries of Teekay Corporation (or Teekay).

As at August 1, 2012, our fleet was comprised of the following vessels:

	Owned Vessels	Chartered-in Vessels	Newbuildings	Total
Fixed-rate:
Suezmax Tankers	4	—	—	4
Aframax Tankers	8	—	—	8
MR Product Tankers(1)	3	—	—	3
VLCC Tankers(2)	—	—	1	1

Total Fixed-Rate Fleet(3) (4)	15	—	1	16

Spot-rate:
Suezmax Tankers	6	—	—	6
Aframax Tankers(5)	4	1	—	5
LR2 Product Tankers	3	—	—	3

Total Spot Fleet(6)	13	1	—	14

Total Teekay Tankers Fleet	28	1	1	30

1.	Medium Range product tankers (MR).
2.	The fleet list above includes a very large crude carrier (VLCC) newbuilding that we own through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited. The newbuilding is scheduled to deliver in April 2013, at which time it will be time-chartered out to a major Chinese shipping company for five years at a fixed daily rate and an additional amount if the daily rate of any sub-charter exceeds a certain threshold.
3.	Three time-charter contracts are scheduled to expire in 2012, five in 2013, three in 2014, two in 2015, and two in 2016.
4.	One of our time charter contracts for a Suezmax tanker includes a component providing us with additional revenues beyond its fixed hire rate when spot market rates exceed a certain threshold amount.
5.	The time-charter-in contract expires in January 2013, however, we have the option to extend the time-charter for additional periods of six and 12 months, respectively, at escalating rates.
6.	As at August 1, 2012, the three vessel class pooling arrangements we participate in including vessels owned by other pool members were comprised of a total of 19 Suezmax tankers; 28 Aframax tankers; and 17 LR2 vessels, respectively.

Significant Developments in 2012

Public Offering

In February 2012, we completed a public offering of 17.3 million shares of our Class A common stock at a price of $4.00 per share, for gross proceeds of $69.0 million. We used the net offering proceeds of $65.8 to prepay $55.0 million of our outstanding debt under one of our revolving credit facilities and the balance for general corporate purposes.

Vessel Acquisition

During June 2012, we acquired from Teekay seven conventional oil tankers and six product tankers and related time-charter contracts, and an interest rate swap, for an aggregate price of approximately $454.2 million, including the assumption of outstanding debt of approximately $428.1 million (or the “2012 Acquired Business”). Ten of the vessels were acquired on June 15, 2012 and the remaining three were acquired on June 26, 2012. As consideration for this acquisition, we issued to Teekay $25 million in new Class A common shares at a price of $5.60 per share and made a cash payment of $1.1 million to Teekay. In addition, in the third quarter of 2012 we reimbursed Teekay for $8.4 million of working capital we assumed in connection with the 2012 Acquired Business. In addition, Teekay has granted us a right of first refusal on any conventional tanker opportunities developed by Teekay for a period of three years from the closing date of the acquisition.

The acquisition of the 2012 Acquired Business was accounted for as a reorganization between entities under common control. As a result, our consolidated financial statements reflect the 2012 Acquired Business as if we had acquired the 2012 Acquired Business when the 13 vessels began respective operations under the ownership of Teekay. All of these vessels began operations prior to the periods covered by these consolidated financial statements and consequently all information contained herein that related to periods prior to the acquisition of the 2012 Acquired Business, have been retroactively adjusted to include the impact of the 2012 Acquired Business. The effect of adjusting such information to account for the 2012 Acquired Business is referred to herein as the “Dropdown Predecessor”. Please read “Note 3 – Acquisitions” to our consolidated financial statements.

Results of Operations

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011.

In accordance with GAAP, we report gross revenues in our consolidated (loss) income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

Three and Six Months Ended June 30, 2012 versus Three and Six Months Ended June 30, 2011

The following table presents our operating results for the three months ended June 30, 2012 and 2011, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended			Six Months Ended
(in thousands of U.S. dollars, except percentages)	June 30, 2012	June 30, 2011	% Change	June 30, 2012	June 30, 2011	% Change
Revenues	48,168	54,466	-12%	100,118	108,564	-8%
Interest income from investment in term loans	2,872	2,850	1%	5,734	5,607	2%
Less: Voyage expenses	(107)	(670)	-84%	(1,429)	(1,492)	-4%

Net revenues	50,933	56,646	-10%	104,423	112,679	-7%

Vessel operating expenses	20,922	21,336	-2%	42,071	40,925	3%
Time-charter hire expenses	644	—	100%	2,305	—	100%
Depreciation and amortization	18,047	18,782	-4%	36,038	37,526	-4%
General and administrative	4,402	3,910	13%	7,812	9,382	-17%

Income from operations	6,918	12,618	-45%	16,197	24,846	-35%

Interest expense	(6,654)	(11,795)	-44%	(14,215)	(24,792)	-43%
Interest income	11	16	-31%	21	46	-54%
Realized and unrealized loss on derivative instruments	(3,895)	(10,857)	-64%	(4,974)	(11,275)	-56%
Other expenses	(703)	(312)	125%	(979)	(372)	163%

Net loss	(4,323)	(10,330)	-58%	(3,950)	(11,547)	-66%

Tanker Market

Crude tanker rates softened during the second quarter of 2012 due to a combination of tanker supply growth, reduced tanker demand and seasonal factors. According to the International Energy Agency (IEA), global oil demand declined by 0.6 million barrels per day (mb/d) during the second quarter of 2012 due to refinery turnarounds in both the Atlantic and Pacific basins. A decline in non-Organization for Economic Co-operation and Development (or OECD) oil stockpiling following heavy build ups during the first quarter of 2012 also reduced demand for crude tankers. The onset of oilfield maintenance in the North Sea and a strike by Norwegian oil workers also negatively impacted crude tanker rates during the second quarter of 2012.

Long Range 2 (LR2) product tanker rates strengthened considerably during the second quarter of 2012 and as of July 2012 had risen to their highest level since the third quarter of 2010. The recovery in LR2 rates was driven by an increase in Asian naphtha imports from the Middle East and Europe coupled with reduced competition from uncoated Aframax newbuildings for gasoil cargoes loading in the Far East.

The global tanker fleet grew by a net 11.0 million deadweight (mdwt), or 2.3%, through the first half of 2012 compared to fleet growth of 15.6 mdwt, or 3.5%, for the same period of 2011. Fleet growth accelerated during the second quarter of 2012 due to an increase in vessel deliveries and a decrease in scrapping compared to the first quarter of 2012. The decline in scrapping partially reflects the reduction in scrap prices, which as of end-of-July 2012 averaged $380 per lightweight tonne (lwt) compared to $480 per lwt at the beginning of 2012.

The outlook for the global economy has weakened in July and August 2012 due to ongoing stress in the Euro zone and slower growth in the United States and China. The International Monetary Fund (IMF) downgraded its outlook for global economic growth in 2012 and 2013 to 3.5% and 3.9%, respectively (from 3.6% and 4.1% in their previous forecast). As a result, the Energy Information Administration downgraded its global oil demand growth forecast for 2013 to 0.7 mb/d from 1.5 mb/d forecasted at the start of 2012. This is expected to translate into slower tanker demand growth during 2013 than was previously expected, although a simultaneous slowdown in tanker supply growth could help offset this weaker demand outlook.

Fleet and TCE Rates

As at June 30, 2012, we owned 28 double-hulled conventional oil tankers, time-chartered in one Aframax vessel from a third party and owned a 50% interest in one VLCC newbuilding scheduled to deliver during the second quarter of 2013. The financial results of the Dropdown Predecessor have been included, for accounting purposes, in all periods presented.

	Three Months Ended June 30, 2012			Three Months Ended June 30, 2011
	Net Revenues (1)(2)	Revenue	Average TCE per Revenue	Net Revenues (2)(3)	Revenue	Average TCE per Revenue
	(in thousands)	Days	Day	(in thousands)	Days	Day
Voyage-charter contracts—Suezmax	$10,763	477	$22,564	$6,374	364	$17,530
Voyage-charter contracts—Aframax	$3,618	341	$10,610	$5,923	361	$16,411
Voyage-charter contracts—LR2	$3,005	273	$11,007	$4,164	273	$15,253
Time-charter contracts—Suezmax	$9,408	419	$22,453	$13,833	546	$25,335
Time-charter contracts—Aframax	$15,087	796	$18,954	$17,479	723	$24,169
Time-charter contracts—MR	$7,165	273	$26,245	$6,951	273	$25,460

Total	$49,046	2,579	$19,017	$54,724	2,540	$21,547

(1)	Excludes a total of $1.1 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.1 million in off-hire bunker and other revenues.
(2)	Excludes interest income from investment in term loans of $2.9 million and $2.8 million for the three months ended June 30, 2012 and 2011, respectively.
(3)	Excludes a total of $0.9 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $nil million in off-hire bunker and other revenues.

	Six Months Ended June 30, 2012			Six Months Ended June 30, 2011
	Net Revenues (1)(2)	Revenue	Average TCE per Revenue	Net Revenues (2)(3)	Revenue	Average TCE per Revenue
	(in thousands)	Days	Day	(in thousands)	Days	Day
Voyage-charter contracts—Suezmax	$19,937	840	$23,735	$13,158	723	$18,199
Voyage-charter contracts—Aframax	$8,757	745	$11,754	$11,102	662	$16,770
Voyage-charter contracts—LR2	$5,705	546	$10,449	$8,057	543	$14,838
Time-charter contracts—Suezmax	$22,243	954	$23,316	$27,102	1,085	$24,979
Time-charter contracts—Aframax	$30,269	1,612	$18,777	$35,747	1,500	$23,831
Time-charter contracts—MR	$14,088	546	$25,802	$13,786	543	$25,389

Total	$100,999	5,243	$19,264	$108,952	5,056	$21,549

(1)	Excludes a total of $2.2 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.1 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loans of $5.7 million and $5.6 million for the six months ended June 30, 2012 and 2011, respectively.
(3)	Excludes a total of $1.7 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.2 million in off-hire bunker and other expenses.

Net Revenues. Net revenues of $50.9 million and $104.4 million for the three and six months ended June 30, 2012, respectively, compared to $56.6 million and $112.7 million for the same periods 2011, primarily due to:

•

net decreases of $4.1 million and $4.9 million for the three and six months ended June 30, 2012, respectively, compared to the same periods in 2011, resulting from the re-deliveries of two Suezmax tankers upon the expiration of their time-chartered-out contracts and from lower average realized TCE rates earned by our fixed-rate Suezmax tankers;

•

net decreases of $2.4 million and $5.5 million for the three and six months ended June 30, 2012, respectively, compared to the same periods in 2011, resulting from less revenue days and lower average realized TCE rates from our fixed Aframax tankers segment;

•

net decreases of $2.3 million and $2.4 million for the three and six months ended June 30, 2012, respectively, compared to the same periods in 2011, resulting from weaker spot tanker market rates for Aframax tankers, which was partially offset by an increase in spot revenue days with the in-charter of two Aframax tankers; and

•

net decreases of $1.1 million and $2.3 million for the three and six months ended June 30, 2012, respectively, compared to the same periods in 2011, resulting from lower average realized TCE rates earned by our Long Range product tankers employed in a pooling arrangement which employs these product tankers on the spot market;

partially offset by

•

net increases of $4.3 million and $6.7 million for the three and six months ended June 30, 2012 compared to the same period in 2011, resulting from a stronger Suezmax spot market and an increase in spot revenue days due to the re-deliveries of two Suezmax tankers upon the expiration of their time-chartered-out contracts.

Vessel Operating Expenses. Vessel operating expenses were $20.9 million and $42.1 million for the three and six months ended June 30, 2012, respectively, compared to $21.3 million and $40.9 million for the same periods last year, primarily due to a decrease of $0.7 million and $0.1 million, respectively, relating to lower crew and manning costs and insurance costs. The decreases were partially offset by higher repairs and maintenance expenses of $0.3 million and $1.3 million for the three and six months ended June 30, 2012, respectively, compared to the same periods in the prior year.

Time-charter Hire Expenses. Time-charter hire expenses were $0.6 million and $2.3 million for the three and six months ended June 30, 2012, respectively, compared to $nil for the same periods last year. We entered into two agreements to time-charter in two Aframax tankers from a third party during the third quarter of 2011. Both of these vessels were re-delivered to their owner in the first quarter and second quarter of 2012, respectively.

Depreciation and Amortization. Depreciation and amortization was $18.0 million and $36.0 million for the three and six months ended June 30, 2012, respectively, compared to $18.8 million and $37.5 million from the same periods last year which is primarily due to the impact from an asset value writedown of three medium range product tankers within the Dropdown Predecessor in the third quarter of 2011.

General and Administrative Expenses. General and administrative expenses were $4.4 million and $7.8 million for the three and six months ended June 30, 2012, respectively, compared to $3.9 million and $9.4 million in the same periods last year, primarily due to:

•	decreases of $0.5 million and $2.0 million attributable the Dropdown Predecessor related to a one-time pension expense in 2011 associated with the retirement of Teekay’s former President and CEO;

partially offset by

•	increases of $0.8 million relating to one-time acquisition costs associated with the purchase of 2012 Acquired Business in the three months ended June 30, 2012.

Interest Expense. Interest expense was $6.7 million and $14.2 million for the three and six months ended June 30, 2012, compared to $11.8 million and $24.8 million for the same periods last year, primarily due to decrease of $5.4 million and $10.9 million in interest expense related to the Dropdown Predecessor in the three and six months ended June 30, 2011, respectively, as the Dropdown Predecessor effectively replaced long-term debt bearing interest at 8.5% with revolving credit facilities, which had an average outstanding interest rate of approximately 1%.

Realized and unrealized loss on derivative instruments. Realized and unrealized losses on interest rate swaps were $3.9 million and $5.0 million for the three and six months ended June 30, 2012, compared to $10.9 million and $11.3 million for the same periods last year. As at June 30, 2012, we had interest rate swap agreements with aggregate average outstanding notional amounts of $415.0 million and with weighted average fixed rates of 2.54%.

The change in the fair value of the interest rate swaps resulted in unrealized losses of $1.5 million and $0.2 million for the three and six months ended June 30, 2012, compared to an unrealized loss of $8.3 million and an unrealized gain of $22.6 million for the same periods last year. The decrease in unrealized loss on interest rate swaps for the three months ended June 30, 2012 compared to same period last year was primarily due to decreases in the forward interest rates. The large decrease from an unrealized gain to an unrealized loss over the six months ended June 30, 2011 and 2012 is primarily attributable to the interest rate swap that was acquired as part of the Dropdown Predecessor which had its fixed interest rate amended in the first quarter of 2011 from 5.07% to 2.51%. This resulted in an unrealized gain of $23.5 million recorded in the six months ended June 30, 2011 in the accounts of the Dropdown Predecessor.

Net Loss. As a result of the foregoing factors, we incurred net losses of $4.3 million and $4.0 million for the three and six months ended June 30, 2012, respectively, compared to net losses of $10.3 million and $11.5 million for the same periods last year.

Liquidity and Capital Resources

Liquidity and Cash Needs

As at June 30, 2012, our total cash and cash equivalents was $18.6 million. Our total liquidity, including cash and undrawn credit facilities, was $386.1 million as at June 30, 2012, compared to $293.4 million as at December 31, 2011. The liquidity increase reflects a combination of the equity offering that was completed in the first quarter of 2012 and the approximate additional $40 million of undrawn credit facilities assumed upon the acquisition of the 2012 Acquired Business in June 2012. The equity offering provided us with net proceeds of $65.4 million for 17.25 million Class A common shares at a price of $4.00 per share. The acquisition of the 2012 Acquired Business was financed with a combination of the assumption of debt, the issuance of $25 million worth of Class A common shares and a cash payment of $1.1 million. We acquired undrawn availability of $40 million as a result of the 2012 Acquired Business, which improved our liquidity as at June 30, 2012. We believe that our working capital is sufficient for our present requirements.

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. We distribute the majority of our cash flow to shareholders through a full payout dividend policy, subject to certain reserves determined by our Board of Directors.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings. Because we expect to pay a variable quarterly dividend equal to our Cash Available for Distribution less certain reserves for debt repayments and dry-docking expenditures as determined by our Board of Directors during the previous quarter, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay or third parties.

Our revolving credit facilities and term loans are described in Note 6 to our consolidated financial statements included in this report. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, thus having a significant impact our short-term liquidity requirements. As at June 30, 2012, the Company and Teekay were in compliance with all covenants relating to our revolving credit facilities and term loans.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Six Months Ended
	June 30, 2012	June 30, 2011
	(in thousands)	(in thousands)
Net cash flow from operating activities	8,400	693
Net cash flow (used in) from financing activities	(3,978)	4,676
Net cash flow used in investing activities	(4,434)	(2,027)

Operating Cash Flows

Net cash flow from operating activities primarily reflects fluctuations in spot tanker rates, change in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of the reduction in global oil demand that was caused by a slow-down in global economic activity.

Net cash flow from operating activities was $8.4 million for the six months ended June 30, 2012 compared to $0.7 million for the same period in 2011. This increase was primarily the result of a $31.1 million interest rate swap settlement payment that occurred concurrent with a reset of the fixed interest rate on an interest rate swap from 5.07% to 2.51% relating to the Dropdown Predecessor in January 2011. Partially offsetting this was a $21.4 million decrease in non-cash working capital items relating to operating activities, which was primarily the result of our having to increase the amount of funds we have provided to the respective pooling arrangements for increased working capital requirements and because we placed more vessels in pooling arrangements in the six months ended June 30, 2012 compared to the same period in 2011. Vessels on time-charter generally receive hire payments monthly in advance, while vessels in pooling arrangements receive pool distributions in the following month.

Financing Cash Flows

During the six months ended June 30, 2012, we raised $65.8 million in net proceeds from the issuance of shares of a Class A common stock. We used such funds were primarily used to make $50.0 million of long-term debt prepayments (net of long-term debt proceeds). During the six months ended June 30, 2012, the Dropdown Predecessor raised $3.6 million of net financing proceeds. Such funds were primarily used to finance $0.3 million of vessel upgrade costs and to finance $2.6 million of net operating cash losses

During the six months ended June 30, 2011, we raised $107.2 million in net proceeds from the issuance of shares of a Class A common stock. We used such funds were primarily used to make $103.3 million of long-term debt prepayments (net of long-term debt proceeds). During the six months ended June 30, 2011, the Dropdown Predecessor raised $30.8 million of net financing proceeds. Such funds were primarily used to make a $31.1 million interest rate swap settlement payment that occurred concurrently with a reset of the fixed rate on an interest rate swap from 5.07% to 2.51%.

In addition, we declared and paid $21.4 million (or $0.27 per share) of dividends in the six months ended June 30, 2012 which was a decline from dividends of $29.1 million (or $0.47 per share) during the same period in 2011. The decline on a per share basis was primarily the result of a reduction in revenue earned by us due to lower TCE rates.

Investing Cash Flows

During the six months ended June 30, 2012 and 2011, we incurred $1.4 million and $2.0 million, respectively, on vessel upgrade and equipment expenditures. In addition, we provided equity funding of $3.0 million to our 50/50 joint venture to meet shipyard obligations required for the construction of a VLCC expected to deliver in April 2013.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at June 30, 2012:

		Remainder	2013	2015
		of	and	and	Beyond
(in millions of U.S. dollars)	Total	2012	2014	2016	2016
U.S. Dollar-Denominated Obligations
Long-term debt (1)	726.1	12.6	50.6	123.7	539.2
Chartered-in vessels (operating leases) (2)	2.2	1.9	0.3	—	—
Technical vessel management and administrative fees	120.9	5.8	23.0	23.0	69.1
Newbuilding installments (3)	36.7	19.6	17.1	—	—

Total	885.9	39.9	91.0	146.7	608.3

(1)	Excludes expected interest payments of $4.9 million (remaining in 2012), $18.3 million (2013 and 2014), $15.4 million (2015 and 2016) and $7.6 million (beyond 2016). Expected interest payments are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.9% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.3% to 1.0% at June 30, 2012. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.
(2)	Excludes payments required if we execute all options to extend the terms of one in-chartered lease. If we exercise all options to extend the terms of the in-chartered lease, we would expect total payments of $1.9 million (remaining in 2012) and $7.6 million (2013 and 2014).
(3)	We have a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at June 30, 2012, the remaining commitments on the vessel, excluding capitalized interest and other miscellaneous construction costs, totalled $73.5 million of which our share is $36.8 million. Please read “Note 4—Joint Venture” to our consolidated financial statements.

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011. There have been no significant changes to these estimates and assumptions in the six months ended June 30, 2012.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months and six months ended June 30, 2012 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects and opportunities, including future vessel acquisitions in the product tanker segment;

•	tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates and oil demand;

•	tanker fleet utilization;

•	our financial position and ability to acquire additional assets;

•	future issuance of our common stock;

•	our ability to generate surplus cash flow and pay dividends from our existing vessel fleet or from potential vessel acquisitions;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;

•	the sufficiency of working capital for short-term liquidity requirements;

•	crewing costs for vessels;

•	the duration of dry dockings;

•	potential newbuilding order cancellations;

•	construction and delivery delays in the tanker industry generally;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	the ability of the owner of the two VLCC newbuildings securing the two first-priority ship mortgage loans to continue to meet its payment obligations;

•	our compliance with, and the effect on our business and operating results of, covenants under our credit facilities;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks

•	our ability to secure new fixed-rate time-charter agreements; and

•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the demand for oil transportation services; changes in our costs, such as the cost of crews; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time charter or vessel; drydocking delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange and interest rate fluctuations; future issuances of our common stock; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2011. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.

JUNE 30, 2012

PART I – FINANCIAL INFORMATION

ITEM 3—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Euro and British Pound. As at June 30, 2012, we had not entered into forward contracts as a hedge against changes in foreign exchange rates.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at June 30, 2012, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

			Expected Maturity Date
	Remainder of 2012	2013	2014	2015	2016	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable rate	7.7	15.5	15.5	42.3	61.8	521.0	663.8	(571.7)	1.06%
Fixed rate	4.9	9.8	9.8	9.8	9.8	18.2	62.3	(61.9)	4.80%

	12.6	25.3	25.3	52.1	71.6	539.2	726.1	(633.6)

Interest Rate Swaps:
U.S. Dollar-denominated interest rate swap (2)	—	—	—	—	200.0	—	200.0	(13.1)	2.61%
U.S. Dollar-denominated interest rate swap (2)	70.0	—	—	—	—	100.0	170.0	(22.0)	5.55%
U.S. Dollar-denominated interest rate swap (2)	—	45.0	—	—	—	—	45.0	(0.3)	1.19%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate and fixed-rate debt. The fixed rate we pay under our interest rate swap agreements, as shown above, excludes the margin we pay on our variable-rate debt.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps are set quarterly at the three-month LIBOR.

ITEM 4—CONTROLS AND PROCEDURES

Changes in Internal Control Over Financial Reporting.

During the quarter ended June 30, 2012, we implemented a new accounting system designed to improve the effectiveness and efficiency of our accounting and financial reporting processes. Although this implementation changed certain specific activities within the accounting function, it did not significantly affect the overall controls and procedures followed by the Company in establishing internal controls over financial reporting. Other than this accounting system implementation, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the first two quarters of 2012 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

TEEKAY TANKERS LTD.

JUNE 30, 2012

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2011 Annual Report on Form 20-F.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

In June 2012, the Company issued 4.46 million unregistered shares of Class A common stock to Teekay at a price of $5.60 per share, as partial consideration, in connection with the purchase of 13 double-hulled conventional tankers from Teekay. This transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, in reliance upon Section 4(2) of the Securities Act.

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

Our 2012 Annual Meeting of Shareholders was held on June 6, 2012. The following persons were elected directors for a one-year period by the votes set forth opposite their names:

Terms Expiring in 2013	Votes For	Votes Withheld	Votes Against	Broker Non-Votes
C. Sean Day	77,569,175	4,331,333	N/A	N/A
Richard J.F. Bronks	80,332,308	1,568,197	N/A	N/A
Richard T. du Moulin	81,276,940	623,565	N/A	N/A
Peter Evensen	78,470,337	3,430,168	N/A	N/A
William Lawes	78,638,320	3,262,185	N/A	N/A
Bjorn Moller	78,429,888	3,470,617	N/A	N/A

Item 6 – Exhibits

4.17 – Business Purchase Agreement dated June 15, 2012 between Teekay Corporation and Teekay Tankers Ltd. Relating to the sale and purchase of the entire membership interests in Godavari Spirit L.L.C., Axel Spirit L.L.C., Mahanadi Spirit L.L.C., Teesta Spirit L.L.C., Hugli Spirit L.L.C., Americas Spirit L.L.C., Australian Spirit L.L.C., Pinnacle Spirit L.L.C., Donegal Spirit L.L.C., Galway Spirit L.L.C., Limerick Spirit L.L.C., Summit Spirit L.L.C., and Zenith Spirit L.L.C., NonCompetition Agreement and Management Agreement as amended.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-174216) FILED WITH THE SEC ON MAY 13, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: September 14, 2012	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)